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                                                                    EXHIBIT 12.1



                            AMB Property Corporation
                 Computation of Earnings to Fixed Charges Ratio
                                 (In thousands)


                                                                  2001           2000           1999           1998           1997
                                                                --------       --------       --------       --------       --------
Earnings
Income from continuing operations before adjustment for
  minority interest                                              138,559        121,782        178,593        112,593       18,228
Add:
   Minority interest in income of majority owned subsidiaries     63,541         44,961         34,011         11,157          657
   Fixed charges                                                 173,794        131,204        119,619         79,062        4,010
   Amortization of capitalized interest                              849            463            191             11           --
   Losses from unconsolidated entities                                43          3,159            875            313           61
   Distributed income from unconsolidated entities                 5,341          4,295          3,787          1,934           --

Less:
   Interest capitalization                                       (13,650)       (15,461)       (10,872)        (7,192)        (448)
   Preferred distributions of consolidated subsidiaries          (28,682)       (24,613)       (19,501)        (1,795)          --
   Income from unconsolidated entities and other                  (2,990)        (3,754)        (3,745)        (1,350)          --
                                                                ------------------------------------------------------------------
         Total earnings                                          336,805        262,036        302,958        194,733       22,508

Fixed charges
   Interest on indebtedness (including amortization of premiums
     and financings costs)                                       128,985         90,270         88,681         69,670        3,528
   Interest capitalized                                           13,650         15,461         10,872          7,192          448
   Portion of rents representative of the interest factor          2,477            860            565            405           34
   Preferred distributions of consolidated subsidiaries           28,682         24,613         19,501          1,795           --
                                                                ------------------------------------------------------------------
       Total fixed charges                                       173,794        131,204        119,619         79,062        4,010


   Earnings to fixed charges                                         1.9            2.0            2.5            2.5          5.6
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